UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Fiscal Year Ended December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the Period from                      to
Commission File Number 1-11373
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Syncor International Corporation Employees’ Savings and Stock Ownership Plan
B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cardinal Health, Inc. 7000 Cardinal Place Dublin, Ohio 43017

Syncor International Corporation Employees’ Savings and Stock Ownership Plan
Table of Contents
As of and for the Years Ended December 31, 2005 and 2004

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules*:
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year)	9
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions	10

Signature	11

Exhibit:
Consent of Independent Registered Public Accounting Firm	Exhibit 23.01

*	All other financial schedules required by Section 2520.103-10 of the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm
To the Financial Benefit Plans Committee of the
Syncor International Corporation
Employees’ Savings and Stock Ownership Plan:
We have audited the accompanying statements of net assets available for benefits of Syncor International Corporation Employees’ Savings and Stock Ownership Plan as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying Supplemental Schedule of Assets (held at end of year) as of December 31, 2005 and the Schedule of Delinquent Participant Contributions for the year ended December 31, 2005 are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.
/s/ Ernst & Young LLP
Columbus, Ohio
June 21, 2006

Syncor International Corporation Employees’ Savings and Stock Ownership Plan
Statements of Net Assets Available for Benefits
December 31, 2005 and 2004

	December 31
	2005	2004

Assets
Plan’s interest in Master Trust assets	$110,068,593	$109,842,377

Participant loans	2,720,831	3,023,006

Interest receivable	5,735	12,165

Total Assets	$112,795,159	$112,877,548

Liabilities

Accrued fees	17,737	—

Total Liabilities	17,737	—

Net assets available for benefits	$112,777,422	$112,877,548

The accompanying notes are an integral part of these financial statements.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan
Statements of Changes in Net Assets Available for Benefits
For the Years Ended December 31, 2005 and 2004

	2005	2004

Additions to net assets attributed to:

Investment income:
Interest	$158,632	$710,313
Net appreciation in the fair value of investments	—	259,468
Plan’s interest in Master Trust net investment gain	12,497,036	2,740,059

Total investment income	12,655,668	3,709,840

Contributions:
Company	8,958	—
Other	83,438	—

Total contributions	92,396	—

Total additions	12,748,064	3,709,840

Deductions from net assets attributed to:

Benefits paid to participants	12,697,104	13,840,358
Administrative expenses	124,681	86,523
Net assets transferred to other qualified plans	26,405	—

Total deductions	12,848,190	13,926,881

Net decrease	(100,126)	(10,217,041)

Net assets available for benefits:
Beginning of year	112,877,548	123,094,589

End of year	$112,777,422	$112,877,548

The accompanying notes are an integral part of these financial statements.

Syncor International Corporation Employees’ Savings and Stock Ownership Plan
Notes to Financial Statements
As of and for the Years Ended December 31, 2005 and 2004
1. DESCRIPTION OF PLAN
General
The Syncor International Corporation Employees’ Savings and Stock Ownership Plan (the “Plan”) is a defined contribution plan covering substantially all employees of Cardinal Health, 414, Inc. (“Syncor”, which was formerly the Syncor International Corporation) not covered by a collective bargaining agreement who have attained age 18 and completed three months of employment, as defined, prior to August 1, 2003. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).
The Plan acquired 1,750,000 shares of Syncor common stock with funds borrowed from or guaranteed by the Company. As of December 31, 2001, all such borrowings had been fully repaid. With the acquisition of Syncor by Cardinal Health, Inc. (the “Company” or “Cardinal Health”) as of January 1, 2003 (the “Effective Date”), the common stock of Syncor International Corporation was converted to Cardinal Health common shares of equal fair value on the Effective Date.
The Cardinal Health, Inc. U.S. Qualified Plans Master Trust (formerly the Master Trust for Retirement Plans of Cardinal Health, the “Master Trust”) was established for the Plan and certain other plans of the Company.
The following description of the Plan provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
Administration
The Company had previously established a Benefits Policy Committee that was responsible for the general operation and administration of the Plan. In December 2004, the Company established a Financial Benefit Plans Committee (the “Committee”) that assumed the responsibilities for the general operation and administration of the Plan in 2005.
During 2004, the Benefits Policy Committee authorized the change from Putnam Fiduciary Trust Company (“Putnam”) as the Plan trustee, record keeper and asset custodian to Fidelity Management Trust Company (“Fidelity”).
Contributions
Prior to July 1, 2003, participant contributions to the Plan consisted of participant elective contributions and Company matching and discretionary profit sharing contributions.
As of July 1, 2003, all active participants in the Plan were permitted to begin participating in a Cardinal Health sponsored retirement plan. In conjunction with this change, participants in the Plan were no longer allowed to make contributions to the Plan.
During January 2005 a resolution was reached and an employer contribution was made to the Plan as reimbursement for the investment earnings on late employee deferral payments during May 2000.
Participant Accounts
Individual accounts are maintained for participant and employer contributions. Earnings are allocated to participant account balances on a daily basis. A participant is entitled to the benefit provided from the participant’s vested account balance. All amounts in participant accounts are directed by participants in 1% increments, into any of the available investment options.

Vesting
Participants are vested immediately in their elective contributions, plus actual earnings thereon. Vesting in the Company contribution portion of their accounts is based on years of continuous service. Prior to August 1, 2003, the graded vesting schedule provided that a participant was 100% vested after five years of vesting service. On and after August 1, 2003, active participants in the Plan are subject to a cliff vesting schedule providing that a participant is 100% vested after three years of vesting service (with preservation of prior vesting levels, as applicable). Participants are 100% vested at age 65 or in the case of disability or death, as defined.
Forfeitures
Forfeitures are either used to reduce Company contributions to the Plan or to pay reasonable expenses of the Plan, as determined by the Committee.
Forfeitures used to reduce Company contributions and pay reasonable expenses were $33,640 and $2,720 during 2005 and 2004, respectively. At December 31, 2005 and 2004, forfeited non-vested accounts were $2,181,822 and $1,788,495, respectively.
Administrative Expenses
Administrative expenses are paid by the Company or the Plan, except for loan fees, which are paid by the borrowing participant.
Participant Loans
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance during the prior 12 months or 50% of their vested account balance. Loan terms range from 1 to 5 years or up to 15 years for the purchase of a primary residence. Participant loans are secured by the remaining vested balance in the participant’s account and bear interest at a reasonable rate, as established by the Committee, currently Prime plus 1%, set monthly for the life of the loan. Loan repayments, including interest and applicable loan fees, are generally repaid through payroll deductions.
Payment of Benefits
Upon termination of employment, death, retirement or disability, all distributions will be made in the form of a lump-sum payment. In addition, the Plan includes a provision for participants to make withdrawals from their account under certain hardship circumstances or obtaining age 59 1/2, as defined.
2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles (“GAAP”). Certain prior year amounts have been reclassified to conform with the current year presentation.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates that affect the reported amounts in the financial statements and accompanying notes. Actual results could differ from those estimates.

Investment Valuation and Income Recognition
Plan investments, other than participant loans, are stated at fair value. Fair value is determined by the trustee using quoted market prices. Participant loans are valued at their outstanding balance, which approximates fair value.
Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date. Interest is recorded on the accrual basis.
Payment of Benefits
Benefit payments are recorded when paid.
3. INVESTMENTS
The fair market value of individual assets that represent 5% or more of the Plan’s assets was as follows:

	December 31
	2005	2004

Investments in Master Trust	$110,068,593	$109,842,377

Net appreciation (depreciation) in the fair value of investments was as follows:

	2005	2004

Mutual funds	$—	$3,276,731
Cardinal Health, Inc. common shares	—	(3,017,263)

Total net appreciation in the fair value of investments	$—	$259,468

4. ASSETS HELD IN MASTER TRUST
The Master Trust assets are valued by the trustee daily using quoted market prices. Certain of the Plan’s investments are in the Master Trust which was established for the investment of assets of the Plan and several other Company sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust. Investment income and expenses are allocated to the Plan based on its equitable share of the total Master Trust assets. The Plan’s interest in Master Trust net investment gain presented in the statements of changes in net assets available for benefits, consists of the unrealized and realized gains (losses) and the dividends on those investments.
The assets in the Master Trust were as follows:

	December 31
	2005	2004

Investments, at fair value:
Mutual funds	$1,012,849,698	$734,740,375
Common collective trusts	533,800,138	478,844,061
Cardinal Health, Inc. common shares	335,374,521	326,734,465
Cash	481,835	1,179,969

Total net assets in Master Trust	$1,882,506,192	$1,541,498,870

The investment income of the Master Trust was as follows:

	2005	2004

Dividend and interest income	$29,551,364	$18,355,879

Net appreciation in the fair value of investments:
Mutual funds	64,589,792	17,897,256
Common collective trusts	25,766,010	26,491,647
Cardinal Health, Inc. common shares	52,372,028	1,979,070

Net appreciation in the fair value of investments	142,727,830	46,367,973

Total investment income of Master Trust	$172,279,194	$64,723,852

The Plan’s share of investments in the Master Trust was 6%, or $110,068,593, and 7%, or $109,842,377, at December 31, 2005 and 2004, respectively.
5. INCOME TAX STATUS
The Plan has received a determination letter from the Internal Revenue Service dated March 14, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. RISKS AND UNCERTAINTIES
The Plan has a participant-directed investment in Cardinal Health, Inc. common shares and other investment securities that are exposed to various risks, such as interest rate, credit and overall market volatility risk. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
7. PLAN TERMINATION
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
8. PARTIES-IN-INTEREST
Certain Plan investments held by the Master Trust at December 31, 2005 and 2004 were shares of mutual funds managed by Fidelity. During 2004, Fidelity became the trustee as defined by the Plan, and, therefore, transactions involving these funds were considered party-in-interest transactions.
The Plan’s holdings of $45,049,643 and $48,513,116 of Cardinal Health, Inc. common shares were held by the Master Trust at December 31, 2005 and 2004, respectively.

9. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004

Net assets available for benefits per the financial statements	$112,777,422	$112,877,548
Amounts allocated to withdrawing participants	—	(23,826)
Interest receivable	(5,735)	(12,165)
Deemed distributions of participant loans	(114,269)	(120,356)
Accrued fees	17,737	—

Net assets available for benefits per Form 5500	$112,675,155	$112,721,201

The following is a reconciliation of the net decrease in net assets available for benefits per the financial statements to the Form 5500:

	2005	2004

Net decrease in assets per the financial statements	$(100,126)	$(10,217,041)
Amounts allocated to withdrawing participants	23,826	(23,826)
Interest receivable, beginning of year	12,165	—
Interest receivable, end of year	(5,735)	(12,165)
Deemed distributions of participant loans	6,087	(92,262)
Net assets transferred to other qualified plans	26,405	—
Accrued fees	17,737	—

Net loss per Form 5500	$(19,641)	$(10,345,294)

The following is a reconciliation of the benefits paid to participants per the financial statements to the Form 5500:

	2005	2004

Benefits paid to participants per the financial statements	$12,697,104	$13,840,358
Cancelled participant loans	(27,435)	—
Amounts allocated to withdrawing participants	(23,826)	23,826

Benefits paid to participants per Form 5500	$12,645,843	$13,864,184

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment on or prior to December 31, but not yet paid at that date.
The following is a reconciliation of the administrative expenses per the financial statements to the Form 5500:

	2005	2004

Administrative expenses per the financial statements	$124,681	$86,523
Accrued fees	(17,737)	—
Forfeitures used to reduce administrative expenses	—	4,429

Administrative expenses per Form 5500	$106,944	$90,952

Syncor International Corporation Employees’ Savings and Stock Ownership Plan
Schedule H, Part IV, Line 4i on Form 5500: Schedule of Assets (Held at End of Year) *
December 31, 2005
EIN: 85-0229124      Plan Number: 002

(a)		(b)	(c)	(e)
		Identity of issuer,	Description of investment including
		borrower, lessor or	maturity date, rate of interest,
		similar party	maturity or par value	Current value

		Loans:
	* *	Participant loans	Interest rates ranging from 5.0% to 11.5% with varying maturity dates through 2020	$2,606,562

		Total		$2,606,562

*	Other columns required by the U.S. Department of Labor’s Annual Reporting and Disclosure Requirements under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

* *	Denotes party-in-interest

Syncor International Corporation Employees’ Savings and Stock Ownership Plan
Schedule H, Line 4a on Form 5500: Schedule of Delinquent Participant Contributions
For the Year Ended December 31, 2005
EIN: 85-0229124      Plan Number: 002

	Total that constitute nonexempt prohibited transactions
Participant			Contributions	Total full
contributions		Contributions	pending	corrected under
transferred late	Contributions not	corrected outside	correction in	VFCP and PTE
to Plan	corrected	VFCP	VFCP	2002-51
$351,849	$—	$351,849	$—	$—

$351,849	$—	$351,849	$—	$—

In 2000, contributions to the Plan of employee salary deferrals and loan repayments in the amount of $237,362 were delayed from May 1, 2000 to May 25, 2000 due to a change in recordkeepers and payroll reporting issues. All employee salary deferrals and loan repayments were contributed on May 25, 2000. However, earnings on the delayed contributions of $8,958 were not contributed to the Plan until January 12, 2005 after review and consultation regarding the correction methodology with the Department of Labor. As of January 12, 2005, all contributions and earnings had been made to the Plan and the prohibited transaction was fully corrected.
In 2005, contributions to the Plan of employee loan repayments in the amount of $103,703 were delayed from January 18, 2005 to March 23, 2005 due to payroll reporting issues. All employee loan repayments were contributed to the Plan in 2005. Earnings of $1,826 on the delayed contributions were contributed to the Plan on April 4, 2005. As of December 31, 2005, all contributions and earnings had been made to the Plan and the prohibited transaction was fully corrected.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Plan Committee have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

SYNCOR INTERNATIONAL CORPORATION EMPLOYEES’ SAVINGS AND STOCK OWNERSHIP PLAN
Date: June 29, 2006	/s/ Susan Nelson
Susan Nelson
Financial Benefit Plans Committee Member